MoneyLion Securities, LLC
(A Wholly Owned subsidiary of MoneyLion Inc.)
(SEC I.D. No. 8-70198)

FINANCIAL STATEMENT
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70198

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**
                                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MoneyLion Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 W21st, Floor 10
(No. and Street)

New York	**NY**	**10010**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Fishler	**347-387-3135**	**gfishler@moneylion.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

801 Nicollet Mall, Suite 1200	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)
09/24/2003		**49**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Gary Fishler, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MoneyLion Securities, LLC (the "Company") as of and for the year ended December 31, 2022 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

 3/21/23

Signature   Date

Chief Financial Officer, Financial Principal
Title

Subscribed and sworn to before me this
21 day of March 2023



Notary Public

MoneyLion Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):   **Page**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

Member and Senior Management
MoneyLion Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MoneyLion Securities, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 3, the accompanying financial statement includes significant transactions with affiliates and portions of certain expenses represent allocations made from affiliates and may not necessarily be indicative of conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

RSM US LLP

We have served as the Company's auditor since 2022.

Minneapolis, Minnesota
March 6, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

MoneyLion Securities, LLC
Statement of Financial Condition as of December 31, 2022
<u>(USD)</u>

Assets

Cash	$	711,595
Receivable from Affiliate (Notes 3&4)		79,636
Total Assets		791,231

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$	63,585
Total Liabilities		63,585

Member's Equity

Total Member's Equity		727,646
Total Liabilities and Member's Equity	$	791,231

The accompanying notes are an integral part of these financial statements

1. **Organization and Business Activities**

MoneyLion Securities, LLC (the "Company") was formed on July 11, 2018 as a Delaware Limited Liability Company, and is a subsidiary of MoneyLion Inc. (the "Parent") a Delaware corporation. The Parent operates a personal finance platform that provides a suite of mobile apps that help users simplify their personal financial management, providing a single place to track spending, savings, and credit. The Company is headquartered in New York, New York. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") since August 16, 2019. MoneyLion Securities, LLC will offer access to an online trading platform where members will be able to transact in securities such as ETFs and stocks.

2. **Summary of Significant Accounting Policies**

Basis of Presentation - The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates- The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statement. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions and judgments that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash includes demand deposits held in banks which may, at times, exceed federal insurance limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company has no restrictions on cash deposits. At December 31, 2022 the Company had no cash equivalents.

Affiliate Transaction Balances and Settlement - The Company receives services from the Parent company for which the Company is charged on a monthly basis and settles periodically. Such services are formalized under a service level agreement which documents specific service requirements and pricing. As per the Expense Sharing Agreement, the Parent will pay the vendors on behalf of the company and pass the expense along on a monthly basis. Receivables/payables related to such pass-through expenses are disclosed in the statement of financial condition as Receivable from an affiliate due to offsetting contributions which resulted in a receivable balance.

Income Taxes - The Company followed ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying statement of operations. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement. The preceding three years are open to examination.

3. **Related Party Transactions**

Receivable from Affiliate – According to the Expense Sharing Agreement, the Parent is providing payments to the Company's vendors on behalf of the Company. As of December 31, 2022, the Company had a receivable of $79,636 related to such fees. This was attributable to the offsetting contributions which resulted in a net receivable balance.

During 2022, the Parent had a non-cash capital contribution to the Company in the amount of $424,612.

4. **Commitments and Contingencies**

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations or cash flows. As of December 31, 2022, there were no matters that the Company is aware of that would have a material impact on the financial statement.

5. **Regulatory Requirements**

The Company is an introducing broker-dealer and does not clear customer transactions, process any retail business or carry customer accounts, and the Company does not claim exemption from the customer protection requirements of paragraph (k) of the Securities Exchange Act of 1934 ("Rule 15c3-3") as the company relies on the provisions of SEC Release No.34-70073. Also we do not claim the exemption as we are not holding funds and have no PAB accounts

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-l of the Securities Exchange Act of 1934 ("Rule 15c3-l"). The Company computes its net capital under Rule 15c3-l, which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness. At December 31, 2022, the Company's required minimum net capital was $5,000.

As of December 31, 2022, the Company had net capital of $648,010, which exceeded the minimum requirements by $643,010.

6. **Subsequent Events**

The Company has reviewed events that have occurred after December 31, 2022 through the date the financial statements were issued and the Company had no subsequent events requiring an adjustment or disclosure.